Exhibit 99.196

NexTech AR Solutions to Webcast Live at VirtualInvestorConferences.com August 6th

Company invites individual and institutional investors, as well as advisors and analysts, to attend real-time, interactive presentations on VirtualInvestorConferences.com

Vancouver, B.C. –August 5th, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), an emerging leader in augmented reality for eCommerce, AR learning applications, and AR-enhanced video conferencing and virtual events, today announced that CEO Evan Gappelberg will present live at VirtualInvestorConferences.com on August 6th.

DATE: Thursday, August 6th

TIME: 12:00 pm EST

LINK: https://www.tinyurl.com/August6VICPR

This will be a live, interactive online event where investors are invited to ask the company questions in real-time. If attendees are not able to join the event live on the day of the conference, an archived webcast will also be made available after the event.

It is recommended that investors pre-register and run the online system check to expedite participation and receive event updates.

Learn more about the event at www.virtualinvestorconferences.com.

Q2 2020 highlights:

●	Revenue grows 133% to $3.5 million
●	Gross Profit grows 171% to $2.1 million with a 60% margin
●	Cash on hand of $6.4 million
●	Working Capital of $7.3 million
●	Obtained credit facility from the Royal Bank of Canada of $600k
●	Applied for uplist to NASDAQ CM
●	InfernoAR virtual events product launches and revenues begin scaling
●	On 7/21 - Evan Gappelberg, CEO of NexTech AR Solutions purchased 250,000 shares through a warrant conversion for a total consideration of $175,000 the shares increased his total holdings to 6,093,328.

Evan Gappelberg, CEO of NexTech comments, “We are pleased to report that our preliminary second quarter ended June 30th, 2020 results were positive and very strong across our business segments. These results were driven by new customer additions, expansion of product lines and increases in conversions from our e-commerce and the newly acquired, infernoAR business. He continues, “We are uniquely positioned to see our business benefit from this new ’stay at home’ paradigm shift with our AR ecommerce, video conferencing and Virtual Events business units. The digital transformation that is taking place globally is creating more business opportunities for video conferencing virtual learning, virtual conferences, or virtual events, and e-commerce than ever before.”

About NexTech AR Solutions Corp.

NexTech is one of the leaders in the rapidly growing Augmented Reality market estimated to grow from USD $10.7 billion in 2019 and projected to reach USD $72.7 billion by 2024 according to Markets & Markets Research; it is expected to grow at a CAGR of 46.6% from 2019 to 2024.

The company is pursuing four verticals:

ARitize™ For eCommerce: The company launched its SaaS platform for webAR in eCommerce early in 2019. NexTech has a ‘full funnel’ end-to-end eCommerce solution for the AR industry including its Aritize360 app for 3D product capture, 3D/AR ads, its Aritize white label app it’s ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: Launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D/AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

InfernoAR: An advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages.

ARitize™ Hollywood Studios: The studio is in development producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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